SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 22, 2013, a Special Meeting of Shareholders of the Empire Builder Tax Free Bond Fund (the “Fund”) was held for the purpose of voting on the following Proposal:

Proposal 1:
The shareholders approved the proposal to approve an Agreement and Plan of Reorganization and Termination between the Empire Builder Tax Free Bond Fund and Neuberger Berman Income Funds, on behalf of its newly created series, Neuberger Berman New York Municipal Income.

The shareholders of the Fund voted to approve the Agreement and Plan of Reorganization and Termination between the Empire Builder Tax Free Bond Fund and Neuberger Berman Income Funds.   The votes cast with respect to Proposal 1 were as follows:

A total of 4,497,944 shares of the Fund were entitled to vote on the Proposal.  A total of 2,248,972 shares constitute a quorum of voters for purposes of the Proposal.  A total of 2,668,753 shares were voted, representing 59.33% of total shares.  A total of 2,365,559 shares of the Fund were cast in favor of the Proposal, representing 95.07% of shares voted.

	Number of Shares
For	Against	Abstain
2,365,559	145,867	157,328